EXHIBIT 99.1

Hydrogenics Selected as 2011 Later Stage Award Top 30 Finalist by Global Cleantech Cluster Association

Company Recognized for Creating Technology and Business Success in Storage/Smart Grid Category

MISSISSAUGA, Ontario, Oct. 27, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, has announced that it has been chosen by the Global Cleantech Cluster Association (www.globalcleantech.org) as a 2011 Later Stage Award Top 30 semi-finalist. Inclusion in the GCCA Global Top 30 reflects the strong business and market position of the company in the Storage/Smart Grid category, and signifies that its innovative approaches and technologies are gaining a foothold in the new global green economy.

Hydrogenics was nominated for the GCCA Later Stage Award by Toronto's MaRS Discovery District (www.marsdd.com) in May 2011 for the company's development of hydrogen solutions for scalable storage of intermittent renewable energy. Various criteria including the business model, market position, profitability and potential for creating and capturing market share qualifies a company to be a GCCA Later Stage Award 2011 Global Top 30 Finalist.

"Narrowing down 185 nominations from cleantech clusters all over the world down to 30 was a very competitive process," says Ben Taube, Chairman of the GCCA. "These Top 30 Finalists are the rising stars of the world's clean technology sector."

"These companies, with their customers and revenue, are building significant green collar economies in the regions where they operate," said Shawn Lesser Co-Founder of the GCCA. "For the health of the planet, both economically and environmentally, we are committed to spotlighting these game-changing companies on the world stage."

The introduction of renewable solar or wind energy in a power system results in fluctuations that destabilize the grid. Generation and storage of hydrogen from Hydrogenics' water electrolysis technology, powered by excess renewable energy, is capable of balancing these fluctuations and allowing energy to be stored for long periods of time. When optimized in such a way, electrical grids can supply end-users with reliable, dispatchable energy from zero-emission energy sources. This is a patented Hydrogenics application of Hydrogen technology.

"Energy storage in the form of hydrogen that has been generated using excess energy from wind and solar sources is the highest capacity approach to grid scale energy storage. The hydrogen solution surpasses Compressed Air Energy Storage (CAES) and pumped hydro solutions in versatility as it can be placed anywhere," said Daryl Wilson, President and CEO of Hydrogenics. "We are pleased that GCCA established an award category for this critical area of clean energy technology and even more pleased that Hydrogenics has been selected as one of three top finalists for this category from around the world."

The GCCA Later Stage Award Global Top 30 Finalists were selected out of the 4000 companies represented by the GCCA's 30 member clusters, ranging from North America and Europe to Asia. Each cluster conducted internal evaluations to nominate up to 10 companies in 10 categories, including solar, wind, energy storage, green buildings, water and more. In total, these member clusters nominated 185 companies for the 2011 Later Stage Award. The Top 30 finalists were screened for investment grade through the Keystone Method™, a data-driven business assessment and venture development tool developed by GCCA Head Judge Dr. Peter Adriaens at The University of Michigan, and CleanTech Acceleration Partners.

Hydrogenics and the other 2011 Global Top 30 companies will be honored at the GCCA's Later Stage Award Dinner held in conjunction with the Dublin Cleantech Forum on November 14th, 2011.

The 2011 Later Stage Award is sponsored by Grant Thornton International. A full list of all the GCCA Later Stage Award 2011 Global Top 30 Finalists can be found at the GCCA website at: www.globalcleantech.org/awards/2011-global-top-30.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

About the Global Cleantech Cluster Association

The Global Cleantech Cluster Association creates conduits for companies to harness the tremendous benefits of international cleantech cluster collaboration in an efficient, affordable, and structured way.  Global Cleantech provides a gateway for established and emerging cleantech companies to gain exposure to potential investors, new markets, influential networks, innovative technologies and best practices.  GCCA was founded by swisscleantech, the Finnish Cleantech Cluster, and Watershed Capital Group. The GCCA Later Stage Award is sponsored by Grant Thornton International. For more information about Global Cleantech, please visit www.globalcleantech.org.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Jennifer Barber, Chief Financial Officer
         (905) 361-3638
         investors@hydrogenics.com